EXHIBIT 18

February 17, 2006

Board of Directors
Chattem, Inc.
1715 W. 38th Street
Chattanooga, TN 37409

As stated in Note 2 to the consolidated financial statements of Chattem, Inc. and subsidiaries (the “Company”) for the year ended November 30, 2005, the Company’s domestic operations changed the method of accounting for the cost of inventories from the last-in, first-out inventory method to the first-in, first-out inventory method. Management believes the new method of accounting for inventories results in conforming all of the Company’s inventories to a uniform method of accounting to more accurately measure operating results, to more accurately present financial position by reflecting more recent costs at the balance sheet date, and to provide more meaningful reporting to lenders. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Very truly yours,

/S/ GRANT THORNTON LLP